UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of Subject Company (Issuer))

NAVER CORPORATION

SOFTBANK CORP.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, no par value

American Depositary Shares, each representing one share of common stock

(Title of Class of Securities)

53567X101

(CUSIP Number of Class of Securities)

NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

With copies to:

Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the potential commencement of a tender offer by NAVER Corporation (“NAVER”) and SoftBank Corp. (“SoftBank”) to acquire, directly or indirectly through one or more affiliates, all of the issued and outstanding shares of common stock (including all of the outstanding American Depositary Shares, each representing one share of common stock) of LINE Corporation (“LINE”).

Additional Information

The tender offer described in this filing has not yet commenced. This filing is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities of LINE. If and at the time a tender offer is commenced, NAVER and SoftBank (and/or one or more of their affiliates, as applicable) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and LINE will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. NAVER and SoftBank intend to mail these documents to the LINE shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THOSE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those documents, and other documents filed by NAVER, SoftBank and LINE, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

A tender offer will not be made, directly or indirectly, in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require NAVER, SoftBank or any of their respective affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer. It is not intended to extend a tender offer to any such country or jurisdiction. Documents relating to a tender offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction. Any such documents must not be used for the purpose of soliciting the purchase of any securities of LINE by any person or entity resident or incorporated in any such country or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This filing may contain forward-looking information related to NAVER, SoftBank, LINE and their respective affiliates, and the proposed acquisition (directly or indirectly through one or more affiliates) of LINE by NAVER and SoftBank, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future financial performance of NAVER, SoftBank, LINE or their respective affiliates and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, NAVER’s, SoftBank’s, LINE’s or their respective affiliates’ plans, objectives, expectations and intentions, the financial condition, results of operations and business of NAVER, SoftBank, LINE and their respective affiliates, NAVER’s, SoftBank’s, LINE’s and their respective affiliates’ products, and the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of LINE’s shareholders will tender their shares in the tender offer and the possibility that the proposed acquisition does not close; risks relating to the possibility that a competing proposal will be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed acquisition making it more difficult to maintain business and operational relationships; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; competitive developments; and other risks and uncertainties discussed in LINE’s filings with the SEC, including the “Risk Factors” and “Forward-Looking Statements” sections of LINE’s most recent annual report on Form 20-F. You can obtain copies of LINE’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by NAVER, SoftBank and LINE. All forward-looking statements in this filing are qualified in their entirety by this cautionary statement.

Many of these factors are beyond NAVER’s, SoftBank’s and LINE’s control. Unless otherwise required by applicable law, NAVER, SoftBank and LINE disclaim any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Item 12. Exhibits

Exhibit No.	Description

99.1	Press Release of NAVER Corporation and SoftBank Corp., dated November 18, 2019 (English translation)

99.2	Press Release of NAVER Corporation, dated November 18, 2019 (English translation)

99.3	Press Release of SoftBank Corp., dated November 18, 2019 (English translation)

99.4	Voluntary Disclosure by NAVER Corporation to the Korea Exchange, dated November 18, 2019 (English translation)